UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

New taxation model for the oil and gas industry

Rio de Janeiro, August 23, 2017 – Petróleo Brasileiro SA – Petrobras informs that on August 18, 2017, the Provisional Measure No. 795 was published for the oil and gas industry, in addition to Decree No. 9.128, which extended the special customs regimen for the export and import of goods intended for research activities and extraction and exploration of oil and natural gas reserves  –
REPETRO until 2040, in order to provide greater predictability to the standards applicable to the oil and gas industry in the country and encourage investments in the sector.

The new legislation provides for the following:

i) Deductibility of the calculation basis of the Corporate Income Tax (IRPJ) and the Social Contribution on Net Profits (CSLL) of investments made in the exploration and production phases of oil and natural gas:

(a) Revokes Decree Law No. 62, dated November 21, 1966, which provided for the immediate deduction of all investments made in the exploration, production development and oil production in the calculation basis of taxes on income;

(b) Allows investments made in exploration and production to be immediately deductible in the years in which they are incurred. However, the expenses associated with assets formation for the production development should be deducted according to the method of units produced, and it can be calculated at an accelerated rate, 2.5 times, until December 2022. The amendment of the legislation grants greater legal certainty for the oil and gas industry.

Petrobras has disputes in the amount of R$ 15.6 billion related to this matter in its financial statements (ITR) for the 2nd quarter of 2017, as described in explanatory note 29.3. Contingent liabilities.

ii) Taxation by Withholding Income Tax (IRRF) on remittances abroad for the payment of vessels chartering:

(a) Amends, as of January 1, 2018, the limits of charter agreements, whose remittances abroad are subject to the reduced IRRF rate of zero, increasing the tax burden applicable to these agreements;

(b) However, it recognizes the historical way of hiring adopted by the industry, making it possible to close a significant portion of the company’s litigation associated with such matter, upon payment of the difference between the limits established for IRRF, added default interests, with amnesty of default and exofficio fines, provided that all administrative and legal suits are dropped.
Petrobras has disputes in the amount of R$ 52.7 billion in its financial statements (ITR) for the 2nd quarter of 2017, as described in explanatory note
29.3. Contingent liabilities.

iii) Proposal to adapt the terminology used in the special tax regime for profits earned abroad by subsidiaries that carry out chartering activities, lease of goods or services related to the exploration and production of oil and natural gas, established by Law 12.973, dated May 13, 2014.

iv) Amendment, as of January 1, 2018, of the REPETRO system and creation of the special regime for the acquisition and industrialization of goods that request definitive permanence in the country, intended for the exploration and production of oil and natural gas. REPETRO is now limited to temporary admission goods, exempt from paying federal taxes until 2040. For goods that will remain permanently in the country, a new regime was established to ensure tax relief on import and acquisitions within the domestic market, until December 2022.

Petrobras understands that the new taxation model will have positive effects for the oil and gas industry, clarifying important concepts, reducing litigation and providing greater legal certainty and stability, in addition to encouraging new investments.

It is important to note that the new legislation is still subject to the approval of the National Congress and the regulation of the Brazilian Federal
Revenue Service. After which, it will be possible to evaluate its financial impacts.

Facts deemed relevant will be disclosed to the market in a timely manner.

__________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: August 23, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer